FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Result of Participation in a Share Purchase Program through

Public Tender Offering by T-Gaia Corporation

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 5, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2011

MITSUI & CO., LTD.

By:	/s/ Joji Okada
Name:	Joji Okada
Title:	Executive Managing Officer Chief Financial Officer

April 5, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Result of Participation in a Share Purchase Program through Public Tender Offering by T-Gaia Corporation

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President & CEO: Masami Iijima) participated in a share purchase program through public tender offering (“the Program”) implemented by T-Gaia Corporation (“T-Gaia”) from March 1, 2011 to April 4, 2011, as announced in the “Participation in a Share Purchase Program through Public Tender Offering by T-Gaia Corporation” dated February 28, 2011. Mitsui will sell its holding of 89,742 shares of T-Gaia common stock (17.51% of total shares issued). As a result of the Program, T-Gaia will cease to be Mitsui’s associated company. Consolidated profit after-tax from the sale of shares is estimated to be Yen 3.9 billion.

1. Outline of the Sale of Share

Number of shares to be sold	89,742 shares
Price of share	¥140,000 per share
Total amount of the shares to be sold	¥12.6 billion
Date of settlement	April 26, 2011.

2. Change in the Shareholding of Mitsui in T-Gaia

Shares held by Mitsui before transfer	116,727 shares	(22.78% of total shares issued)
Number of shares to be sold	89,742 shares
Shares held by Mitsui after transfer	26,985 shares	(5.27% of total shares issued)

3. Corporate Profile of T-Gaia (as of December 31, 2010)

(1) Corporate name	T-Gaia Corporation
(2) Representative	Masaaki Kimura
(3) Location of head office	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
(4) Date of establishment	February 1992 (as Mitsui Electronic Telecommunication Services Co., Ltd.)
(5) Business activities	Sales and distribution of mobile phones, sales agency business, and sales and brokerage service for telecommunication services.
(6) Number of employees	1,093
(7) Amount of capital	¥3,098 million
(8) Shares issued	512,419 shares (as of February 28, 2011)

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7562

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.